Special Meetings of Shareholders

A Special meeting of shareholders of the U.S. Inflation-Indexed and Global Inflation-Indexed Hedged Portfolios was held on May 9, 2008 (the "Meeting") . The Meeting was held to to approve an Agreement and Plan of Reorganization for each Portfolio whereby all, or substantially all, of the assets and known liabilities of each Portfolio would be acquired by a corresponding newly formed series of the American Independence Funds Trust (each a "Fund"), in exchange for shares of such series, and each Portfolio's corporate entity would be dissolved.

The number of shares outstanding on record date (March 20, 2008), number of shares represented at the meeting, and the details of the voting with respect to the stated matter are given below.
All matters presented received the required number of affirmative votes for approval.

U.S. Inflation-Indexed
Shares Outstanding	9,571,098
Shares Represented	9,418,867
Affirmative Votes	9,415,735
Objecting Votes		None
Abstained Votes	   	3,132

Global Inflation-Indexed
 Hedged
Shares Outstanding	1,186,695
Shares Represented	1,156,028
Affirmative Votes	1,156,028
Objecting Votes		None
Abstained Votes		None


A Special meeting of shareholders of the Limited Duration Portfolio was held on June 13, 2008 (the "Meeting"). The Meeting was held to to approve an Agreement and Plan of Reorganization whereby the LImited Duration Portfolio would transfer all of its assets to the American Independence Short-Term Bond Fund in exchange for Institutional Class ("Class I") shares of the American Independence Short-Term Bond Fund..

The number of shares outstanding on record date (March 20, 2008), number of shares represented at the meeting, and the details of the voting with respect to the stated matter are given below.
All matters presented received the required number of affirmative votes for approval.

Shares Outstanding	12,347,733
Shares Represented	8,961,814
Affirmative Votes	8,961,814
Objecting Votes		None
Abstained Votes	   	None